

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2013

<u>Via E-mail</u>
Michael Carey
Chief Executive Officer
United American Petroleum Corp.
9600 Great Hills Trail, Suite 150W
Austin, Texas 78759

   Re: **United American Petroleum Corp.**
       Form 10-K for Fiscal Year Ended December 31, 2011
       Filed April 16, 2012
       Response letter dated October 19, 2012
       File No. 0-51465

Dear Mr. Carey:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements, page 28

Notes to Consolidated Financial Statements, page 35

Note 2. Summary of Significant Accounting Policies, page 36

Revenue Recognition – Administrative Income, page 37

1. We note your response to prior comment number 5 from our letter dated September 24, 2012. Subject to certain identified exceptions, Rule 4-10(c)(6)(iv) of Regulation S-X indicates that no income shall be recognized for contractual services in connection with properties in which the registrant or an affiliates holds an ownership or other economic interest. Although the contractual services given as examples do not include management or accounting services, those are contractual services nonetheless. The specific services identified in the text of the rule are only examples, and are not intended to represent an exhaustive list of items for which revenue recognition is prohibited.

   To the extent that you are able to identify the specific costs of the specific services for which you are being reimbursed, amounts received may be recorded as reductions to those costs, with any amount in excess of those costs being offset to the full cost pool. Otherwise, the entire amount received should be recorded as an offset to the full cost pool.

   Please revise your financial statements accordingly.

Exhibits 99.1 and 99.3

2. We note your response to comment two in our letter dated September 24, 2012. Please provide your analysis in necessary detail as to how the filed reports comply with Item 1202(a)(8)(ii)-(viii) of Regulation S-K.

Closing Comments

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or Brad Skinner, Senior Assistant Chief Account, at (202) 551-3489 if you have questions regarding comments on the financial statements. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director